UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ⬜

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ⬜

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ⬜

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⬜	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.              Press release issued by ABB Ltd dated March 14, 2017 titled “Notice of ABB’s Annual General Meeting on April 13, 2017”.

2.              Press release issued by ABB Ltd dated March 14, 2017 titled “Bernhard Jucker to retire from executive roles after distinguished career at ABB”.

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ZUrich, switzerland, MArch 14, 2017

Notice of ABB’s Annual General Meeting on April 13, 2017

ABB today published the invitation to its Annual General Meeting (AGM), which will be held on Thursday, April 13, 2017. The invitation can be found on ABB’s investor relations website at www.abb.com/agm.

To download the invitation document, please click here: AGM Invitation

ABB (ABBN: SIX Swiss Ex) is a pioneering technology leader in electrification products, robotics and motion, industrial automation and power grids, serving customers in utilities, industry and transport & infrastructure globally. Continuing more than a 125-year history of innovation, ABB today is writing the future of industrial digitalization and driving the Energy and Fourth Industrial Revolutions. ABB operates in more than 100 countries with about 132,000 employees. www.abb.com

For more information, please contact:
Media Relations Tel: +41 43 317 65 68 media.relations@ch.abb.com	Investor Relations Tel. +41 43 317 71 11 investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 8050 Zurich Switzerland

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ZUrich, switzerland, MArch 14, 2017

Bernhard Jucker to retire from executive roles after distinguished career at ABB

Jucker to continue as Chairman of Board of Directors of ABB Germany; successor will be announced following an orderly selection process.

ABB announced today that Bernhard Jucker (62), President of the Europe region and long term Member of the Group Executive Committee, has decided to retire from his executive roles effective June 30, 2017, after a distinguished career at ABB spanning more than 35 years. His successor will be announced following an orderly selection process.

As communicated in the press today, Jucker has been proposed to become chairman of the board of a well-known Swiss industry leader, where he has served as a member of the board of directors since 2016.

Jucker will continue to serve ABB as Chairman of the Board of Directors of ABB Germany and as an advisor to the senior leadership team.

Jucker, a Swiss citizen, joined ABB in 1979, after obtaining a Master’s degree in Electrical Engineering from the Swiss Federal Institute of Technology (ETH) in Zurich. During the course of his career at ABB, he managed several global businesses serving customers in the utilities sector as well as industry before becoming country manager of ABB Germany in 2003, and Chairman of the Management Board of ABB Germany. In 2006, he was appointed Member of the Group Executive Committee and President of ABB’s Power Products division, which he led successfully for a decade to market leadership, before becoming President of ABB’s Europe Region and Chairman of the Divisional Transformation Team in 2015.

In a joint statement, ABB Chairman Peter Voser and CEO Ulrich Spiesshofer said: “Today, we would already like to extend our warmest, heartfelt thank you to Bernhard for his many years of commitment to ABB, his continued exceptional performance and his tremendous contribution, which we know we can count on until he moves into the next phase of his professional life in July of this year.”

ABB (ABBN: SIX Swiss Ex) is a pioneering technology leader in electrification products, robotics and motion, industrial automation and power grids, serving customers in utilities, industry and transport & infrastructure globally. Continuing more than a 125-year history of innovation, ABB today is writing the future of industrial digitalization and driving the Energy and Fourth Industrial Revolutions. ABB operates in more than 100 countries with about 132,000 employees. www.abb.com

For more information, please contact:
Media Relations Tel: +41 43 317 65 68 media.relations@ch.abb.com	Investor Relations Tel. +41 43 317 71 11 investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 8050 Zurich Switzerland

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: March 14, 2017.	By:	/s/ Alanna Abrahamson - Haka
		Name:	Alanna Abrahamson - Haka
		Title:	Group Senior Vice President and Head of Investor Relations

Date: March 14, 2017.	By:	/s/ Richard A. Brown
		Name:	Richard A. Brown
		Title:	Group Senior Vice President and Chief Counsel Corporate & Finance